

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2021

The principal balances and results accumulated for the period ending August 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	6,073,844
Interbank loans, net	1,190
Loans and accounts receivables from customers, net	34,488,765
Total investments *(1)*	8,622,197
Financial derivative contracts	7,467,857
Other asset items	3,941,204
Total assets	**60,595,097**

Principal liabilities	MCh$
Deposits and other demand liabilities	18,064,393
Time deposits and other time liabilities	11,787,124
Financial derivative contracts	7,990,074
Issued debt instruments	7,958,157
Other liabilities items	11,423,714
Total equity	3,371,635
Total liabilities and Equity	**60,595,097**

Equity attributable to:	
Equity holders of the Bank	3,280,971
Non-controlling interest	90,664

(1) The total investments are composed of trading investments for Ch$51,602 million, available for sale investments for Ch$8,533,339 million and held to maturity investments for Ch$37,256 million.

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,165,009
Net fee and commission income	209,203
Result from financial operations	98,806
Total operating income	**1,473,018**
Provision for loan losses *(2)*	(253,947)
Support expenses	(526,932)
Other results	(67,150)
Income before tax	**624,989**
Income tax expense	(134,995)
Continued operations result	**489,994**
Discontinued operations result	-
Net income for the period	**489,994**

Attributable to:	
Equity holders of the Bank	483,743
Non-controlling interest	6,251

(2) As of August 31, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$72,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de agosto de 2021

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de agosto de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	6.073.844
Adeudado por bancos	1.190
Créditos y cuentas por cobrar a clientes	34.488.765
Inversiones totales *(1)*	8.622.197
Contratos de derivados financieros	7.467.857
Otros rubros del activo	3.941.204
Total Activos	**60.595.097**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	18.064.393
Depósitos y otras captaciones a plazo	11.787.124
Contratos de derivados financieros	7.990.074
Instrumentos de deuda emitidos	7.958.157
Otros rubros del pasivo	11.423.714
Total patrimonio	3.371.635
Total Pasivos y Patrimonio	**60.595.097**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.280.971
Interés no controlador	90.664

(1) El total de inversiones se compone de instrumentos para negociación por M$51.602 millones, instrumentos de inversión disponibles para la venta por M$8.533.339 millones y los instrumentos de inversión hasta el vencimiento por M$37.256 millones.

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.165.009
Ingreso neto de comisiones	209.203
Resultado de operaciones financieras	98.806
Total ingresos operacionales	**1.473.018**
Provisiones por riesgo de crédito *(2)*	(253.947)
Gastos de apoyo	(526.932)
Otros resultados	(67.150)
Resultado antes de impuesto	**624.989**
Impuesto a la renta	(134.995)
Resultado de operaciones continuas	489.994
Resultado de operaciones discontinues	-
Utilidad consolidada del periodo	**489.994**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	483.743
Interés no controlador	6.251

(2) Al 31 de agosto de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por M$72.000 millones (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC). formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.